November 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Brian Soares, Staff Attorney
Brian Cascio, Accounting Branch Chief
Li Xiao, Staff Accountant

Re:	Impinj, Inc.
Draft Registration Statement on Form S-1
Submitted on October 1, 2015
CIK No. 0001114995

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 28, 2015, relating to the Company’s Confidential Draft Registration Statement on Form S-1 (CIK No. 0001114995) submitted to the Commission on October 1, 2015. The Company has also updated the Registration Statement (as defined below) with information regarding the Company’s operating results for the quarter ended September 30, 2015.

On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the October 1, 2015 submission). The Registration Statement, as confidentially submitted via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

November 6, 2015

The Company acknowledges the Staff’s comment and will provide the Staff with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis.

Overview, page 1

2.	We note your discussion of your revenue and net income in the second full paragraph on page 2. Please balance your summary to include your accumulated deficit and history of net losses with equal prominence.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Industry Use Cases, page 3

3.	Please provide support for your percentage claims in the first bullet point on page 3 and for your claims about improved patient outcomes in the penultimate sentence on that page.

In response to the Staff’s comment, the Company is supplementally providing the Staff with support for the first bullet point on page 3 under separate cover and has deleted the disclosure on pages 4 and 78 of the Registration Statement related to the improvement in patient outcomes.

Our Opportunity, page 4

4.	Please tell us how you selected the companies you name in the bullet points on page 4. If they do not represent a material portion of your revenue, please explain why you believe it is an accurate representation of your current business.

The Company respectfully advises the Staff that the entities named in the bullet points on page 4 of the Registration Statement are among the end users driving market adoption of RAIN technology through use and integration of such technology in their products and services in each of the industries in which the Company operates. The Company determined the identified use cases through direct case studies with the end users of the Company’s products, the information provided by the Company’s reseller customers who work directly with these end users, and public press releases and announcements of these entities’ use of RAIN products. As disclosed in the Registration Statement, because the Company sells its products and platform to a large and diverse set of end users, fulfilling through its partner channel, its ability to precisely determine the revenue derived from each of the industries in which the entities named in the bullet points operate is constrained; however, management estimates that over 35% of total revenue for the nine months ended September 30, 2015 was derived from end users in industries outside of retail and healthcare.

Securities and Exchange Commission

November 6, 2015

5.	Further, given the final risk factor on page 17, it appears that your summary discussion of the breadth of your business and customer base may be somewhat anticipatory in nature. Please revise to also present a balanced description of your current business, clearly identifying those areas which are anticipated growth areas for you, rather than current material business opportunities.

The Company respectfully advises the Staff that the Company sells its products and platform to a large and diverse set of end users, fulfilling through its partner channel comprising distributors, system integrators, value-added resellers, or VARs, and software solution partners. Although the Company has experienced some revenue concentration from sales to inlay manufacturers, demand for the Company’s products and platforms is ultimately driven by this large and diverse end user base.

The Company advises the Staff that each area identified in the second paragraph of the “Our Opportunity” section of the Prospectus Summary represents an area of anticipated growth for the Company. The Company would draw the Staff’s attention to its disclosure on pages 3, 4, 78 and 79 of the Registration Statement in which the Company identifies use cases and end users that have deployed Company technology in each of the identified industries. The Company would also draw the Staff’s attention to its disclosure on pages 4 and 79 of the Registration Statement in which it has identified additional areas of anticipated growth. The Company has highlighted the retail and healthcare industries because they are leading adoption of RAIN technology and represent the largest near term areas of anticipated growth; however, the other identified industries also represent anticipated growth areas.

In light of the foregoing and in light of the disclosure added to the Registration Statement in response to Comment #6, the Company respectfully submits that it does not believe that further revision to the Registration Statement in response to this Comment #5 is necessary to enhance investors’ understanding of the Company’s business.

6.	Please balance this section of your summary with the information disclosed in your first risk factor regarding the adoption of your technology being slower than anticipated or forecasted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 79 of the Registration Statement.

We may face claims of intellectual property infringement ..., page 23

7.	Please explain to us why you have not filed the licensing settlement agreement with Round Rock Research mentioned in this risk factor.

The Company respectfully advises the Staff that the Company has not filed the licensing settlement agreement with Round Rock Research because the terms of such agreement do not have a material impact on its results of operations.

Securities and Exchange Commission

November 6, 2015

Stock-based Compensation, page 73

8.	Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

The Company acknowledges the Staff’s comment and will provide the price range as soon as practicable.

Note 2. Revenue Recognition, page F-15

9.	Please revise Note 2 on page F-15 to disclose the deliverables in your multi-element arrangements. Please also clarify the nature of the undelivered software elements discussed in the footnote.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Registration Statement. Further, in response to the second sentence of the Staff’s comment, the Company has deleted the reference to undelivered software elements relating to a hardware products essential functionality as such a transaction has only occurred once during the periods presented and the Company recognized revenue only upon delivery of all elements as the individually delivered items did not have stand-alone value to the customer.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Chris Diorio
Evan Fein
Yukio Morikubo
Impinj, Inc.

Patrick J. Schultheis Jeana S. Kim Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey Vetter
James Evans
Ran Ben-Tzur
Fenwick & West LLP

Stephen Sommerville
PricewaterhouseCoopers LLP